

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 13, 2017

Suthep Thepchit
Chief Executive Officer
Eternal Speech, Inc.
156/13 Moo 10 Nongprue
Banglamung
Chonburi 20150
Thailand

> **Re: Eternal Speech, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed January 30, 2017**
> **File No. 333-205720**

Dear Mr. Thepchit:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 16.1

1.   Please obtain a revised consent letter from your former independent accountant that addresses the disclosure contained in this registration statement, as opposed to the disclosure contained in your Form 8-K filed December 13, 2016.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Randall V. Brumbaugh, Esq.